August 17, 2007

EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20540-7010
Attention: Anne Nguyen Parker

Re:	Samson Oil & Gas Limited
Registration Statement on Form 20-F
Filed July 6, 2007
File No. 001-33578

Dear Ms. Parker:

On behalf of Samson Oil & Gas Limited (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 2, 2007 (the “SEC Letter”), regarding the above-referenced filing. In connection herewith, the Company has filed by EDGAR an amended Form 20-F with changes made in response to the comments received. The supplemental materials referenced in this letter were provided to James Murphy in hard copy and on CD on August 14, 2007.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence. Responses are numbered to reference the appropriate comment number. Page references appearing in the comment responses below refer to pages in the enclosed clean copy and pages in the enclosed marked copy of the Form 20-F/A, respectively. The clean and marked copies of the Form 20-F/A have been hand marked with the relevant comment number to indicate the location of the requested revisions.

General

1.
Some of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

Response: We have made every effort to make corresponding changes, where applicable, throughout the document. However, should we fail to make a change that the Staff deems material, please so advise.

Securities and Exchange Commission
August 17, 2007

2.	Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

Response: We have made every effort to provide updated disclosure in the amended document, where applicable. However, should we fail to make a change that the Staff deems material, please so advise.

3.	The first time you use the term “parent”, please explain to which entity you are referring. In addition, explain which entities are the subsidiaries for which there is a parent.

Response: Please see the requested revision on pages 8/8.

Identity of Directors, Senior Management and Advisors

Directors and senior management, page 5

4.	Please explain the asterisk footnote on the column titled “name” in your table of directors.

Response: Please note that the asterisk has been removed. See pages 7/4.

Capitalization and indebtedness, page 8

5.	Please provide disclosure as to whether or not your indebtedness is guaranteed. If such indebtedness is guaranteed, provide an explanation of such guarantee.

Response: Please see the requested revision on pages 10/11.

Risk Factors, page 8

6.
Many of your risk factors could apply to any company in any industry. Even those that are industry specific are very generic. You should only cite risks that are particularly relevant to you and your disclosure should make clear how they impact you specifically. For example, the risk factor titled, “Our industry experiences numerous operating hazards....” on page 11 states, “The terrorist attacks on September 11, 2001 and certain potential natural disasters may change our ability to obtain adequate insurance coverage.” Delete “boilerplate” risks and explain how the others impact you. As another example, in the risk factor titled “Reserve estimates are imprecise...”, quantify the impairment on your oil and gas properties as of the latest fiscal year and discuss the failure of the Greens Canyon #2 well which caused removal of certain reserves from a Proven Category.

Response: Please see the revised and expanded risk factor disclosure on pages 10-15/12-20.

Securities and Exchange Commission
August 17, 2007

We depend on successful exploration, development and acquisitions..., page 10

7.
Provide disclosure that, as part of your US$21 million funding facility provided by Macquarie Bank Limited, Macquarie holds a mortgage over all your assets and as a result, you must obtain permission from Macquarie to dispose of any properties or to acquire any properties if additional debt will be involved. Please also add risk factor disclosure that the funding facility requires that you maintain a certain Proved Developed Producing Reserve to outstanding debt ratio.

Response: Please see the revised and expanded risk factor disclosure on pages 12/14.

Information on the Company, page 17

History and development of the Company, page 17

8.	Provide the date on which you were incorporated in Australia.

Response: Please see the requested revision on pages 18/25.

US GAAP Pro Forma Income Statement, page 18

9.
Please expand your disclosure to explain why you have used an effective interest rate of 21% rather than the current or committed interest rate to compute the pro forma adjustment to reflect the additional interest expense that you would have incurred had you acquired the Jonah and Look Out Wash Field properties as of July 1, 2005.

Response: Please see the expanded disclosure on pages 20/28.

Pro Forma Information Regarding Proved Oil and Gas Reserves, page 19

10.
Refer to your table of the principle sources of changes in the standardized measure of discounted future net cash flows on page 20. Please revise the column heading to indicate you are presenting this information for the period from July 1, 2005 rather than for the period from July 1, 2006.

Response: Please see the requested revisions on pages 21/30.

Nature of Operations, page 20

11.
Provide more detailed disclosure regarding your nature of operations. For example, provide disclosure showing your total number of properties and if you are engaged in any operations on these properties.

Response: Please see the expanded disclosure on pages 21-22/30-31.

Securities and Exchange Commission
August 17, 2007

Seasonality, page 21

12.	Include a discussion of the repercussions and consequences of the seasonality of your business.

Response: Please see the expanded disclosure on pages 22/32.

Marketing Channels, page 21

13.
You note that the oil and natural gas produced on your properties is sold by the operator of the field. Provide disclosure as to who operates on your properties. Further, provide disclosure regarding your relationship with the operators, if there are any agreements that you have with the operators and the terms of those agreements. We may have further comments.

Response: Please see the expanded disclosure on pages 22/32.

Material Effects of Government Regulation, page 21

14.	Provide more than a generic explanation of government regulation of your industry. Provide specifics on the regulatory agencies that govern you and how they regulate.

Response: Please see the revised and expanded disclosure on pages 22-23/32-33.

Property, plant and equipment, page 22

15.	Please reconcile your list of properties with those projects listed on your website.

Response:  The Company has updated and reconciled its website disclosure regarding its projects and properties to conform to the information presented in the Form 20-F, as amended.

Operating and Financial Review and Prospects, page 30

Results of Operations, page 32

16.
Please revise your disclosure so that you use the line item “Loss attributable to members of the parent” as your primary indicator of your overall profit/loss instead of “Net loss before minority interests.”

Response: Please see the requested revision on pages 31/48.

Securities and Exchange Commission
August 17, 2007

Impairment, page 33

17.	Provide more detail on the non-producing oil and gas properties that caused an over $10 million impairment loss in fiscal year 2006.

Response: Please see the expanded disclosure on pages 32-33/50-51.

Capital Expenditures, page 36

18.	Provide detail regarding the non-cash expenditure in relation to the acquisition of Kestrel Energy, Inc.

Response: Please see the expanded disclosure on pages 36/56.

Convertible Loan Agreement, page 37

19.	Please define the term “Consolidated Entity” as it does not seem to appear anywhere else except in the financial statements.

Response: Please see the requested revision on pages 36/57.

Directors, Senior Management and Employees, page 39

Directors and senior management, page 39

20.	Provide a basis for your statement that Mr. Barr is considered an “expert” in the field of tight gas exploration, drilling and completion.

Response: Please see the requested revision on pages 38/59.

21.
Please provide a more detailed description of Mr. Rakich’s business experience. Further, delete subjective statements such as the phrase that Mr. Rakich has, “Extensive corporate experience within the petroleum services, petroleum and mineral production and exploration industries” and that Mr. Cairns has, “Extensive experience in exploration and mining of gold and base metals in Australia, Zimbabwe...” Instead, provide a detailed description of their business experience.

Response: Please see the revised and expanded disclosure on pages 39/61-62.

Share Ownership, Page 45

22.	Provide the disclosure required by Item 6.E.1 regarding the options owned by the beneficial owners included in the table on page 45.

Response: Please see the expanded disclosure on pages 43/69.

Securities and Exchange Commission
August 17, 2007

Related party transactions, page 46

23.	File a copy of the consultancy agreement with Arndt Energy Limited relating to Mr. Barr’s services as an exhibit as required by Item 19 of Form 20-F.

Response: In reliance on Section 4(c)(iv) of Form 20-F, this agreement was not filed an exhibit to the Form 20-F because it is not, and is not required to be, filed publicly in its entirety under the rules of the Company's home country.

However, in response to this Staff's comment, and because its material terms are disclosed in the Company's annual report, which is made publicly available pursuant to the rules of the Australian Stock Exchange, the Company has determined to file the agreement as Exhibit 10.1 to the Form 20-F, as amended.

24.
File a copy of the consulting agreement with Jeffrey Rhodes as an exhibit as required by Item 19 of Form 20-F. Further, we note your disclosure in Note 20 of the financial statements that you expected to enter into contracts with Ms. Lamont in early October. Please provide updated disclosure regarding the terms of Ms. Lamont’s employment and file any written contracts that have been entered into.

Response: Mr. Rhodes terminated his consulting agreement effective as of August 3, 2007. Ms. Lamont entered into an employment agreement with the Company effective as of July 1, 2007, which agreement is filed as Exhibit 10.2 to the Form 20-F, as amended.

The Offer and Listing

Offer and listing details, page 47

25.	Provide disclosure regarding the American Depositary Shares as required by Item 9.A.5(a) and (b) of Form 20-F.

Response: Please see the expanded disclosure on pages 46/73.

26.	Please provide your analysis for why you did not include the disclosure required in Item 10.A. We note Instruction 2 to Item 10.

Response: The failure to provide such disclosure was an oversight. Please see the expanded disclosure on pages 47-48/74-77.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 65

27.
We note that you provide a qualitative discussion about your market risk as it pertains to commodity price risk, interest rate risk and foreign currency exchange risk. However, it does not appear that you have provided the quantitative disclosures required. Please expand your disclosure to provide this information using at least one of the three acceptable disclosure alternatives outlined in Item 11a(1) of Form 20-F.

Response: Please see the expanded disclosure on pages 60/97-98.

Securities and Exchange Commission
August 17, 2007

Exhibits, page 74

28.	Provide your analysis for why you did not file the depositary agreement with The Bank of New York as an exhibit to your registration statement.

Response: As of the date of the filing of the Form 20-F, the deposit agreement was, and remains as of the date of this letter, unexecuted, pending effectiveness of the Form 20-F and the Company's contemporaneously filed Form F-6.

Financial Statements, page F-1

29.
We note you acquired the Jonah and Look Out Wash producing properties in May of 2006. Please provide the disclosures outlined in paragraphs 66 through 77 of IFRS 3 and paragraphs 51 through 57 of SFAS 141 related to this business combination.

Response: Please see the expanded disclosure on pages F-31/144-145.

Consolidated Cash Flow Statement, page F-4

30.
Please explain to us the types of costs you have included in the investing activities line item, “Payments for exploration, evaluation and development.” Please note exploration costs that are expensed as incurred should be reflected in cash flows from operating activities. Only exploration costs that are required to be initially capitalized as assets pending the determination of whether proved reserves have been found should be reflected in cash flows from investing activities. Please revise your consolidated statements of cash flows to comply with this guidance, or explain to us why no revision is necessary.

Response:  "Payments for exploration, evaluation and development", including within investing activities in our consolidated statement of cash flows are comprised of, for example geological review, data reprocessing and mapping, seismic review and dry hole costs. We believe that our inclusion of exploration costs that are expensed as incurred as well as those capitalized in cash flows from investing activities is not prohibited under IAS 7, Cash Flow Statements. Paragraph 14 of IAS 7 states that “cash flows from operating activities are primarily derived from the principal revenue-producing activities of the entity.” Exploration expenditures were incurred with the intent of making additional investing decisions and do not directly relate to the revenue-producing activities of the Company and as such are more appropriately presented as investing activities. Furthermore, while the Company’s accounting policy is that exploration costs are expensed as incurred, except in particular circumstances, paragraph 14 of IAS 7 acknowledges that some transactions included in profit and loss have cash flows which are classified as cash flows from investing activities.

Securities and Exchange Commission
August 17, 2007

31.
We note you present dividends received as a cash flow from investing activities. Please disclose at Note 33 that this cash inflow is classified as a cash flow from operating activities for US GAAP purposes.

Response: Pursuant to Form 20-F, Item 17(c)(2)(iii), our cash flows comply with IAS 7 and therefore they are not required to be reconciled to US GAAP. IAS 7.33 allows classification of dividend received as investing cash flows as a return on investments.

Note 2. Summary of Significant Accounting Policies, Page F-6

32.
On page 31 you disclose that you account for your exploration and evaluation expenditures using the successful efforts method. Please clarify within the notes to your financial statements that you are applying the successful efforts method to account for exploration and evaluation expenditures under AIFRS.

Response: Please see the expanded disclosure on pages F-9 and F-18/120 and 130.

Note 33. Reconciliation to Accounting Principles generally accepted in the USA, Page F-52

(d) Oil and Gas Data (unaudited), page F-60

33.
Please disclose why your standardized measure of discounted future net cash flows relating to proved reserves at June 30, 2006 and June 30, 2005 does not reflect future income tax expenses, Refer to paragraph 30 of SFAS69 for additional guidance.

Response: Please see the expanded disclosure on pages F-61/186.

(h) Audited Financial Information - Predecessor Business Acquisition, Page F-62

34.
We note you present condensed financial statements of your predecessor entity, Kestrel Energy, Inc. (Kestrel) in your US GAAP reconciliation footnote. As indicated in our letter dated June 1, 2007, we expected you to present audited financial statements of Kestrel for the period July 1, 2004 through January 31, 2005, the date you obtained control of Kestrel. Please amend your registration statement to present complete financial statements of Kestrel, including an auditor’s report that specifically opines on these financial statements and related footnotes.

Response: Please see the Statement of Operations, Cashflow Statement and Statement of Changes in Shareholders' Equity of Kestrel Energy, Inc. and related auditor's report, set forth on pages F-88/563, F-89/564, F-90/565, and F-87/562, respectively.

Securities and Exchange Commission
August 17, 2007

Jonah and Look Out Wash Operations, Page F-87

Supplemental Information Regarding Proved Oil and Gas Reserves (unaudited), page F-90

35.
You disclose that your standardized measure of discounted future net cash flows relating to proved reserves is based on the weighted average period-end prices for June 2005 and May 2006 was US$56.205 and US$70.988 per barrel for gas respectively. It appears that those prices may represent oil rather than gas. Please revise.

Response: Please see the requested revision on pages F-86/220.

Engineering Comments

General

36.	Please provide us with a copy of your reserve report that supports your disclosed reserve quantities. If possible, please provide this on electronic medium such as a CD-ROM.

Response: We have provided a supplemental copy of the Company's reserve reports in hard copy and on CD-ROM to Mr. James Murphy.

Risk Factors, page 8

37.	Include, if true, a risk factor that states you operate only a small percentage of your reserves and the ramifications this may have on your results.

Response: Please see the revised and expanded risk factor disclosure on pages 12/14.

Reserve estimates are imprecise and subject to revision, page 9

38.
You state that your reserves may be susceptible to drainage by offset operators on adjacent properties. This appears to be a separate risk factor than reserve estimates are imprecise. Please revise your document to include this as a separate risk factor and explain why this is a specific risk to you and the ramifications it may have on your future results.

Response: While drainage by adjacent operators is a risk that could affect the accuracy of the Company's estimated reserves, as indicated in the risk factor referenced in this comment, it is the opinion of management that this risk is no more significant to the Company that the other potential causes of inaccuracy in reserves estimation and therefore does not merit a separate risk factor.

Securities and Exchange Commission
August 17, 2007

The marketability of our production depends mostly on availability…., page 11

39.	Please make this risk factor more specific to you and to the Rocky Mountain region which is characterized by production constraints due to limited capacity in the areas pipelines.

Response: Please see the revised and expanded risk factor disclosure on pages 13/15.

We are subject to complex, federal, state, local and other laws……., page 12

40.
Please make this risk factor more specific to you and the Rocky Mountain region which is characterized by a large amount of federal lands and more stringent environmental regulations than most areas. If material, disclose the percentage of your acreage that is on federal lands and the ramifications this may have on your results.

Response: Please see the revised and expanded risk factor disclosure on pages 14/19.

Information on the Company, page 17

Property, Plant and Equipment, page 22

41.
For the principal fields that you disclose please include all the information required by Item 102 of Regulation S-K. This includes as a minimum production, reserves, nature of your interest, location and development of these fields.

Response: Please see the revised and expanded disclosure on pages 23-27/33-41.

North Stockyard Project, North Dakota, page 24

42.
Please remove the disclosure concerning the five horizontal wells that have potential to recover 5.4 million barrels of oil and your net interest of that amount. Only proved reserves can be disclosed in SEC filings. Please see Instruction 5 to Item 102 of Regulation S-K.

Response: We have removed the disclosure as requested. Please see page 36 of the marked copy of the Form 20-F.

South Goose Lake Prospect - Williston Basin Montana, USA, page 24

43.	Please remove the minimum and maximum recoverable volumes for this prospect. Only proved reserves can be disclosed in SEC filings. Please see Instruction 5 to Item 102 of Regulation S-K.

Response: We have removed the disclosure as requested. Please see page 37 of the marked copy of the Form 20-F.

Securities and Exchange Commission
August 17, 2007

Hawk Springs Project, Wyoming, page 25

44.	Please remove the estimated potential recovery volume from this field. Only proved reserves can be disclosed in SEC filings. Please see Instruction 5 to Item 102 of Regulation S-K.

Response: We have removed the disclosure as requested. Please see page 37 of the marked copy of the Form 20-F.

Greens Canyon Field, Wyoming, page 26

45.	Please provide us with the supplemental information that supports the initial production rate cited by the Questar well in the Baxter formation. Alternatively, remove this referenced from the filing.

Response: This information was taken from a press release issued by Questar Corporation on February 26, 2007, a copy of which is available electronically at http://www.questar.com/news/2007_news/02-26-07.pdf.

Firehole Canyon and Browns Ranch Project, Wyoming, page 26

46.	Please remove the two references to potential reserves for future wells in this project. Only proved reserves can be disclosed in SEC filings. Please see Instruction 5 to Item 102 of Regulation S-K.

Response: We have removed the disclosure as requested. Please see pages 39-40 of the marked copy of the Form 20-F.

Stage Coach East Project, Wyoming, page 27

47.	Please remove the estimated recoverable contingent reserve volume for this project. Only proved reserves can be disclosed in SEC filings. Please see Instruction 5 to Item 102 of Regulation S-K.

Response: We have removed the disclosure as requested. Please see page 40 of the marked copy of the Form 20-F.

Additional Oil and Gas Disclosures, page 29

48.	Please disclose your production volumes for the appropriate time periods. Please see Industry Guide 2.

Response: Please see the expanded disclosure on pages 29/43.

Securities and Exchange Commission
August 17, 2007

Supplemental Information Regarding Oil and Gas Reserves - ASX Compliant Reserves, page 30

49.	Please remove the probable reserves from the two reserve tables. Only proved reserves can be disclosed in SEC filings. Please see Instruction 5 to Item 102 of Regulation S-K.

Response: We have removed the disclosure as requested. Please see page 45 of the marked copy of the Form 20-F.

50.	Please reconcile for us the significant difference in proved reserves from the estimate at June 30, 2006 with the estimate as of September 1, 2006.

Response: In compliance with the Staff’s position in comment 51 below, we have removed the Company’s reserves estimate at September 1, 2006, which was not prepared in accordance with SEC guidelines.

Operating and Financial Review and Prospects, page 30

Critical Accounting Policies - Reserve Estimates, page 31

51.
You indicate that your reserves were determined in accordance with guidelines prepared by the Society of Petroleum Engineers. Reserve estimates that are disclosed should be prepared using the SEC reserve definitions found in Rule 4-10(a) of Regulation S-X. As there can be significant differences between reserves estimates determined under the SPE guidelines as compared to the SEC rules, please revise your disclosure to state your estimates were determined under the SEC rules and make the necessary revisions to your estimated proved reserves so they meet the SEC definition of proved reserves.

Response: Please be advised that, having consulted with Jeffrey Rhodes, the Company confirms that the reserves were in fact determined in accordance with SEC guidance. Please see the revised disclosure on pages 30/46.

Notes to and Forming Part of the Financial Statements, page F-6,

Reserve Table, page F-59

52.
Your disclosure of equivalent reserves for the 2006 purchase of reserves does not appear to be correct. According to our calculations, the volumes shown as 42 mbbl of oil and 9,147 MMCF of gas converts to 9,399 MMCFe of equivalent gas reserves not 18,344 MMCFe as shown in your total MMCFe column. Please revise your document as necessary.

Response: Please see the revised disclosure on pages F-61/186.

Securities and Exchange Commission
August 17, 2007

In connection with responding to the Staff's comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (303) 892-7484 if you would like to discuss these matters.

Sincerely, /s/ S. Lee Terry, Jr. S. Lee Terry, Jr. for DAVIS GRAHAM & STUBBS LLP

Enclosures
cc:	Jennifer Gallagher
Nasreen Mohammed
James Murphy
John Madison
Terence Barr (Samson Oil & Gas Limited)